Exhibit 99.1

Patria Investments Limited Announces Closing of Initial Public Offering and Full Exercise of the Underwriters’ Option to Purchase Additional Shares

Grand Cayman, Cayman Islands, January 26, 2021 — Patria Investments Limited, or Patria (NASDAQ: PAX), one of the leading private markets investment firms in Latin America, announced today the closing of its initial public offering of 34,613,647 of its Class A common shares (which includes the full exercise of the underwriters’ option to purchase up to an additional 4,514,823 Class A common shares from Patria and the selling shareholder) at a public offering price of $17.00 per share. Patria issued and sold 19,147,500 Class A common shares and Blackstone PAT Holdings IV, L.L.C. sold an additional 15,466,147 Class A common shares. Patria estimates the net proceeds to it from the offering to be approximately US$302.7 million, after deducting underwriting discounts and commissions (before expenses). Patria will not receive any proceeds from the sale of Class A common shares by the selling shareholder. The shares began trading on the Nasdaq Global Select Market on January 22, 2021, under the symbol “PAX.”

Patria intends to use the net proceeds from the offering to fund capital commitments to its existing and new funds, for the expansion of its operations through acquisitions of asset managers, portfolios and distribution channels, and for general corporate purposes.

J.P. Morgan, BofA Securities and Credit Suisse acted as global coordinators in the offering, and Goldman Sachs & Co. LLC acted as joint bookrunner, and Bradesco BBI, BTG Pactual, Itaú BBA, Keefe, Bruyette & Woods, Inc., Santander and XP Investments US, LLC acted as co-managers of the offering. Copies of the final prospectus may be obtained by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866 803 9204, or by email at prospectus-eq_fi@jpmchase.com; BofA Securities, Inc., NC1-004-03-43 200 North College Street, 3rd floor Charlotte NC 28255-0001, Attn: Prospectus Department or by email at dg.prospectus_requests@bofa.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States, or by telephone at 1-800-221-1037 or by email at usa.prospectus@credit-suisse.com.

A registration statement on Form F-1 relating to these securities was filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact:

Shareholder Relations

Patriashareholderrelations@patria.com